SECOND QUARTER 2017 BUSINESS AND FINANCIAL UPDATE August 10, 2017 Presented by: Terry Bassham Chairman, President and CEO Kevin Bryant SVP Finance and Strategy and CFO Filed by: Great Plains Energy Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Westar Energy, Inc. Commission File Number: 001-03523 Subject Company: Great Plains Energy Incorporated Commission File Number: 001-32206 Subject Company: Monarch Energy Holding, Inc. Commission File Number: 132-02816

FORWARD-LOOKING STATEMENTS Statements made in this presentation that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to the anticipated merger transaction of Great Plains Energy and Westar Energy, Inc. (Westar Energy), including those that relate to the expected financial and operational benefits of the merger to the companies and their shareholders (including cost savings, operational efficiencies and the impact of the anticipated merger on earnings per share), the expected timing of closing, the outcome of regulatory proceedings, cost estimates of capital projects, redemption of Great Plains Energy’s convertible preferred stock, dividend growth, share repurchases, balance sheet and credit ratings, rebates to customers, employee issues and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy is providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and Westar Energy; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates that the companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s and Westar Energy’s ability to successfully manage and integrate their respective transmission joint ventures; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy and Westar Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated merger or the imposition of adverse conditions or costs in connection with obtaining regulatory approvals; the risk that a condition to the closing of the anticipated merger may not be satisfied or that the anticipated merger may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated merger; the costs incurred to consummate the anticipated merger; the possibility that the expected value creation from the anticipated merger will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of the combined company following the anticipated merger; disruption from the anticipated merger making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated merger; and other risks and uncertainties.   SECOND QUARTER 2017 EARNINGS PRESENTATION

ADJUSTED EPS NON-GAAP FINANCIAL MEASURES In addition to earnings available for common shareholders, Great Plains Energy's management uses adjusted earnings (non-GAAP) and adjusted earnings per share (non-GAAP) to evaluate earnings and earnings per share without the impact of the anticipated merger with Westar. Adjusted earnings (non-GAAP) and adjusted earnings per share (non-GAAP) exclude certain costs, expenses, gains, losses and the per share dilutive effect of equity issuances resulting from the anticipated merger and the previous plan to acquire Westar. This information is intended to enhance an investor's overall understanding of results. Adjusted earnings (non-GAAP) and adjusted earnings per share (non-GAAP) are used internally to measure performance against budget and in reports for management and the Board of Directors. Adjusted earnings (non-GAAP) and adjusted earnings per share (non-GAAP) are financial measures that are not calculated in accordance with GAAP and may not be comparable to other companies’ presentations or more useful than the GAAP information. Great Plains Energy provides its earnings guidance based on a non-GAAP measure and does not provide the most directly comparable GAAP measure or a reconciliation to the most directly comparable GAAP measure due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, including certain costs, expenses, gains, losses and the per share dilutive effect of equity issuances resulting from the anticipated merger and the previous plan to acquire Westar that are reflected in Great Plains Energy’s reconciliation of historic adjusted earnings (non-GAAP) and adjusted earnings per share (non-GAAP) numbers found in the appendix, the amounts of which, could be significant. SECOND QUARTER 2017 EARNINGS PRESENTATION

BUSINESS UPDATE Great Plains Energy and Westar Merger Update Legislative and Regulatory Priorities Update on Strategic Plan FINANCIAL UPDATE Second Quarter and Year to Date 2017 Results SECOND QUARTER 2017 EARNINGS PRESENTATION TOPICS FOR DISCUSSION

BUSINESS UPDATE Terry Bassham Chairman, President and CEO SECOND QUARTER 2017 EARNINGS PRESENTATION

MERGER OF EQUALS WITH WESTAR CREATES A LEADING MIDWEST UTILITY

ANTICIPATE CLOSING IN FIRST HALF 2018

MERGER OF EQUALS DRIVES VALUE FOR SHAREHOLDERS, CUSTOMERS AND COMMUNITIES

- Transaction structure creates stronger company and addresses regulatory concerns
- Significantly accretive to both Great Plains Energy and Westar Energy with top-quartile shareholder returns
- Unique combination provides maximum cost savings for customers; better ability to earn allowed returns in all jurisdictions
- Strong credit profile and balance sheet affords financial flexibility for targeted investment
- Planned post-closing share repurchases to rebalance capital structure
- Working with key stakeholders toward goal of concluding earlier than 300 day Kansas calendar

APPROVALS AND TIMING

STAKEHOLDER	FILING TIMING	APPROVAL ANTICIPATED
Great Plains Energy and Westar Energy shareholders	3Q17	4Q17
KCC	Late August 2017	1Q18 – 2Q18
MPSC	Late August 2017	1Q18 – 2Q18
FERC	Late August 2017	4Q17 – 1Q18
NRC	Late August 2017	4Q17 – 1Q18
U.S. DOJ/FTC (Hart-Scott-Rodino)	3Q17 – 4Q17	4Q17 – 1Q18
FCC	4Q17 – 1Q18	4Q17 – 1Q18

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OUR REGULATORY PRIORITIES Sharp focus on capital allocation and investing in our utilities in a manner consistent with existing regulatory frameworks Will continue to work towards comprehensive regulatory reform in Missouri Will continue with planned rate applications in all jurisdictions late 2017 / early 2018 MANAGING LEGISLATIVE AND REGULATORY ENVIRONMENT Focused on earning our allowed return in all jurisdictions to optimize capital allocation and deliver attractive risk-adjusted returns SECOND QUARTER 2017 EARNINGS PRESENTATION

OUR STRATEGIC PRIORITIES CREATING A LEADING MIDWEST ELECTRIC UTILITY BEST-IN-CLASS OPERATIONS IN A GROWING SERVICE TERRITORY Disciplined execution to deliver reliable and low cost power Focused on earning our allowed return by actively managing regulatory lag Proactive economic development Transition toward sustainable energy portfolio Continue to promote the economic strength of the region, enhance the customer experience and grow earnings CUSTOMER ENGAGEMENT Responsive to changing customer expectations Technology investments that facilitate more informed customer interaction Comprehensive suite of energy-related products and services TARGETED INVESTMENTS Capital allocation strategy balancing growth opportunities, dividends and return of capital Merger of equals with Westar Energy Utility rate base investment National transmission opportunities Share repurchases following closing of the merger with Westar Energy SECOND QUARTER 2017 EARNINGS PRESENTATION

FINANCIAL UPDATE Kevin Bryant SVP Finance and Strategy and CFO SECOND QUARTER 2017 EARNINGS PRESENTATION

ADJUSTED EPS (NON-GAAP)1 2 2 SECOND QUARTER AND YEAR TO DATE RESULTS 2017 vs 2016 2Q YTD2 Weather $(0.09) $(0.10) Weather-normalized demand 0.05 0.07 MEEIA throughput disincentive (0.03) (0.04) Depreciation & Amortization (0.04) (0.06) Other (0.01) (0.03) Total $(0.12) $(0.16) ADJUSTED EPS (NON-GAAP) 2017 COMPARED TO 20161 A reconciliation of adjusted EPS (non-GAAP) to GAAP EPS can be found in the appendix As of June 30, 2017 SECOND QUARTER 2017 EARNINGS PRESENTATION Second quarter 2017 GAAP loss of $0.10 per share compared to earnings of $0.20 in prior year June 30, 2017 GAAP loss of $0.22 per share compared to earnings of $0.37 in prior year

SERVING A GROWING REGION Economic climate in the Kansas City region remains favorable +11% Improving residential real estate and jobs market leading to continued customer growth Kansas City region continues to grow its presence as a hub for e-commerce and logistics given its central geographic location and well-developed transportation and distribution network Major national employers including Amazon, United Parcel Service and Cerner have announced plans to expand in our service territory SECOND QUARTER 2017 EARNINGS PRESENTATION YTD JUNE 30 HOUSING PERMITS Jobs numbers are up: 72 consecutive months of job growth through June 2017 Unemployment numbers are down: Unemployment rate of 3.8% in June 2017 compared with 4.5% in 2016 EMPLOYMENT FIGURES

SECOND quarter 2017 earnings presentation SECOND QUARTER 2017 EARNINGS PRESENTATION appendix SECOND QUARTER 2017 EARNINGS PRESENTATION

RECONCILIATION OF EARNINGS AND EARNINGS PER SHARE TO ADJUSTED EARNINGS AND EARNINGS PER SHARE (NON-GAAP) GREAT PLAINS ENERGY (UNAUDITED) SECOND QUARTER 2017 EARNINGS PRESENTATION

RECONCILIATION OF EARNINGS AND EARNINGS PER SHARE TO ADJUSTED EARNINGS AND EARNINGS PER SHARE (NON-GAAP) GREAT PLAINS ENERGY (UNAUDITED) SECOND QUARTER 2017 EARNINGS PRESENTATION

12-MONTHS ENDED JUNE 30, 2017 WEATHER-NORMALIZED DEMAND TRENDS For the 12-months ended June 30, 2017: Customer growth of 1.2% Weather-normalized sales net of estimated 0.7% impact from our energy efficiency programs WEATHER-NORMALIZED RETAIL SALES GROWTH SECOND QUARTER 2017 EARNINGS PRESENTATION

ACQUISITION FINANCING UNWIND LEADS TO STRENGTHENED CREDIT PROFILE

- Initiated unwind of acquisition financing following MOE announcement, with an anticipated cost of approximately $140 million
- Redemption of acquisition debt results in improved credit quality:
  - Moody's upgraded GPE to Baa2 from Baa3 with stable outlook
  - S&P affirmed ratings and revised outlook to positive for GPE and subsidiaries
- Expect to repurchase approximately 30 million shares of common stock in each of the first two years after closing to return excess cash to shareholders and maintain a balanced capital structure

STEPS TO UNWIND GREAT PLAINS ENERGY DEBT AND EQUITY FINANCING

Debt	Plan	Status
$4.3 billion Senior Unsecured Notes	Redeem	Complete
Remaining Bridge Commitment	Terminate	Complete
Equity	**Plan**	**Status**
OMERS Mandatory Convertible Preferred Purchase Agreement	Terminate	Complete
Public Mandatory Convertible Preferred	Redeem	Aug. 2017[1]
Public Common Stock	Repurchases	Post-closing

1. *On July 13, 2017, Great Plains Energy issued a notice of redemption. The redemption date is August 17, 2017.*

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DEBT PROFILE AND CREDIT RATINGS GREAT PLAINS ENERGY DEBT AT JUNE 30, 2017 LONG-TERM DEBT MATURITIES6 CURRENT CREDIT RATINGS SECOND QUARTER 2017 EARNINGS PRESENTATION Debt ($ in millions) KCP&L GMO1 GPE Consolidated Amount Rate2 Amount Rate2 Amount Rate2 Amount Rate2 Short-term debt $281.8 1.59% $315.0 1.52% $0.0 $596.8 1.55% Long-term debt3 2,612.6 4.82% 443.3 5.02% 4,997.94 3.91% 8,053.8 4.27% Total $2,894.4 4.51% $758.3 3.57% $4,997.94 3.91% $8,650.6 4.08%5 Moody’s Standard & Poors Great Plains Energy Outlook Stable Positive Corporate Credit Rating – BBB+ Senior Unsecured Debt Baa2 BBB KCP&L Outlook Stable Positive Senior Secured Debt A2 A Senior Unsecured Debt Baa1 BBB+ Commercial Paper P–2 A–2 GMO Outlook Stable Positive Senior Unsecured Debt Baa2 BBB+ Commercial Paper P–2 A–2 1Great Plains Energy guarantees approximately 46% of GMO’s debt; 2Weighted Average Rates–excludes premium/discounts and other amortizations; 3Includes current maturities of long-term debt; 4Includes $4.3B worth of debt that was redeemed July 19, 2017 in connection with the revised merger agreement 5Secured debt=$687M (8%), Unsecured debt=$7,963M (92%); 6Includes long-term debt maturities through December 31, 2027

ADDITIONAL INFORMATION Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Monarch Energy will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar Energy, which also constitutes a prospectus of Monarch Energy. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY MONARCH ENERGY, GREAT PLAINS ENERGY AND WESTAR ENERGY WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED MERGER. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus when available and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar Energy’s website (http://www.westarenergy.com/) under the tab “Investors” and then under the heading “SEC Filings.” Participants in Proxy Solicitation Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed merger. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above. SECOND QUARTER 2017 EARNINGS PRESENTATION

Lori Wright Vice President – Corporate Planning, Investor Relations and Treasurer (816) 556-2506 lori.wright@kcpl.com Calvin Girard Senior Manager, Investor Relations (816) 654-1777 calvin.girard@kcpl.com NYSE: Great plains energy (GXP) INVESTOR RELATIONS INFORMATION SECOND QUARTER 2017 EARNINGS PRESENTATION